October 20, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Matthew Derby

Re:	Aerkomm Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 29, 2020
File No. 333-237942

Dear Mr. Derby:

We hereby submit the responses of Aerkomm Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a telephonic conference call with you and Ms. Jan Woo on August 10, 2020, on which Ms. Woo presented comments with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the filing of this response letter, we have publicly filed an amended Registration Statement (the “Registration Statement Amendment”), and the filed Registration Statement Amendment incorporates our changes as indicated below made in response to Ms. Woo’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1

General

1.	Please disclose volume information with respect to the number of shares of the Company’s common stock that will registered in this offering.

RESPONSE: We have expanded our disclosure in the Registration Statement Amendment to address the Staff’s additional disclosure requirements stated in the comment above.

2.	Please include the Company’s six-month financial statements and related disclosure for the period ending June 30, 2020.

RESPONSE: We have included the Company’s six-month financial statements and related disclosure for the period ended June 30, 2020 in the Registration Statement Amendment.

U.S. Securities and Exchange Commission

October 20, 2020

3.	Please provide the Exhibit 5.1 legality opinion.

RESPONSE: We have provided the Exhibit 5.1 legality opinion as a filed exhibit to the Registration Statement Amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +35679492509 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Sincerely,

Aerkomm Inc.

By:	/s/ Louis Giordimaina
Louis Giordimaina
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.